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                  G.T. GLOBAL VARIABLE INVESTMENT SERIES

                             EXHIBIT 4

Sections 2.01, 2.02, 2.03, 2.04, 2.05 and 2.06 of the Registrant's By-Laws provide as follows:

   Section 2.01. SHAREHOLDER MEETINGS: Meetings of the shareholders may be called at any time by the Trustees or, if the Trustees shall fail to call any meeting for a period of 30 days after written request of Shareholders owning at least one-tenth of the outstanding shares entitled to vote, then such Shareholders may call such meeting. Each call of a meeting shall state the place, date, hour and purposes of the meeting.

   Section 2.02. PLACE OF MEETINGS: All meetings of the Shareholders shall be held at the principal office of the Trust, except that the Trustees may designate a different place of meeting within the United States.

   Section 2.03. NOTICE OF MEETING: The secretary or an assistant secretary or such other officer as may be designated by the Trustees shall cause notice of the place, date and hour, and purpose or purposes for which the meeting is called, to be mailed, not less than fifteen days before the date of the meeting, to each Shareholder entitled to vote at such meeting, at his address as it appears on the records of the Trust at the time of such mailing. Notice of any Shareholders' meeting need not be given to any Shareholder if a written waiver of notice, executed before or after such meeting, is filed with the records of such meeting, or to any Shareholder who shall attend such meeting in person or by proxy. Notice of adjournment of a Shareholders' meeting to another time or place need not be given, if such time and place are announced at the meeting.

   Section 2.04. BALLOTS: The vote upon any question shall be by ballot whenever requested by any person entitled to vote, but, unless such a request is made, voting may be conducted in any way approved by the meeting.

   Section 2.05. VOTING; PROXIES: Shareholders entitled to vote may vote either in person or by proxy, provided that an instrument authorizing such proxy to act is executed by the Shareholder in writing and dated not more than eleven months before the meeting, unless the instrument specifically provides for a longer period. Proxies shall be delivered to the secretary of the Trust or other person responsible for recording the proceedings before being voted. A proxy with respect to shares held in the name of two or more persons shall be valid if executed by one of them unless at or prior to exercise of such proxy the Trust receives a specific written notice to the contrary from any one of them. Unless otherwise specifically limited by their terms, proxies shall entitle the holder thereof to vote at any adjournment of a meeting. A proxy purporting to be exercised by or on behalf of a Shareholder shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger. At all meetings of the Shareholders, unless the voting is conducted by inspectors, all questions relating to the qualifications of voters, the validity of proxies, and the acceptance or rejection of votes shall be decided by the chairman of the meeting.

   Section 2.06. ACTION WITHOUT A MEETING: Any action to be taken by Shareholders may be taken without a meeting if all Shareholders entitled to vote on the matter consent to the action in writing and the written consents are filed with the records of meetings of Shareholders of the Trust. Such consent shall be treated for all purposes as a vote at a meeting.